BANCORP OF NEW JERSEY, INC.
204 Main Street
Fort Lee, New Jersey 07024
March 15, 2007
VIA FACSIMILE (202.772.9208)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
100 F Street, N.E.
Washington, D.C. 20549-0303
Attention: Mark Webb

Re:	Bancorp of New Jersey, Inc. Form S-4 filed March 7, 2007 (File No. 333-141124)
Dear Mr. Webb:
     On behalf of Bancorp of New Jersey, Inc. (the “Company”), this letter amends that certain registration statement on Form S-4 filed by the Company on March 7, 2007 (File No. 333-141124) (the “Registration Statement”) in accordance with Rule 473(c).
     The Company hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

Sincerely,
Albert F. Buzzetti
Albert F. Buzzetti
President & Chief Executive Officer